March 14, 2008

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:          CardioNet, Inc.

                Registration Statement on Form S-1

                File No. 333-145547

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with CardioNet, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on March 17, 2008 at 4:30 p.m., Eastern Standard Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: February 28, 2008
(ii)	Approximate dates of distribution: February 28, 2008 — March 13, 2008
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4
(iv)	Number of prospectuses so distributed: approx. 9,100
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ JED COHEN
Jed Cohen
Managing Director